DISCLOSURE, CONFIDENTIALITY & TRADING POLICY

The Policy:

This policy establishes procedures which are designed to: (i) permit the disclosure of information about IMMUNOPRECISE ANTIBODIES LTD. (the “Company”) to the public in an informative, timely and broadly disseminated manner; (ii) ensure that non- publicly disclosed information of the Company remains confidential; and, (iii) ensure that trading of the Company’s securities by directors, officers, employees, consultants and certain other persons related to the Company remains in compliance with applicable securities laws.

These procedures are consistent with sound disclosure practices of National Policy 51-201 and the Exchange’s rules.

This policy has been reviewed and approved by the directors of the Company on ____________, 2018.

Definitions Used in this Policy:

Certain defined terms used in this policy are set out in Schedule “A”.

Terms of this Policy:

PART I

DISCLOSURE

1.
Timely Disclosure

The Company will publicly disclose Material Information immediately upon it becoming apparent that the information is material, as defined pursuant to applicable laws, except in circumstances where, in the opinion of Directors of the Company, immediate release of the information would be unduly detrimental to the interest of the Company and where, in such an event, the Company complies with any confidential filing obligations and maintains confidentiality of the information. Examples of which would be detrimental to the interest of the Company may be found in section 11 hereof.

2.
Material Information

Information is material if it would reasonably be expected to result in a significant change in the market price or value of any of the Company’s securities or if the information would be considered important by investors making decisions to buy or sell securities of the Company.

Developments, whether actual or proposed, which are likely to give rise to material information with respect to the Company and its business and thus to require prompt disclosure may include, but are not limited to those events listed on Schedule “B”.

3.
Basic Disclosure Rules

All public disclosure by the Company of Material Information pursuant to this policy must be made by way of press release, disseminated through a widely circulated newswire service company.

In order to maintain consistent and accurate disclosure about the Company, the following principles should generally be followed:

(a)
No selective disclosure. Previously undisclosed information may not be disclosed to selected persons. If there is disclosure, it must be made widely by way of a press release.

(b)
Disclosure must be updated if earlier disclosure has become misleading as a result of intervening events.

(c)
Unfavourable information must be disclosed as promptly and completely as favourable information.

(d)
Half truths are misleading. Disclosure must include any information without which the rest of the disclosure would be misleading.

(e)
If Material Information is to be announced at a conference, at a shareholders’ meeting, a press conference or other forum, its announcement must be coordinated with an advance on current general public announcement by a press release containing the relevant information.

The Company will maintain a routine procedure for all corporate communications. For Material Information the procedure consists of drafting a press release, circulating it for review to the directors of the Company, to confirm the accuracy of the information contained in the disclosure, alerting the Exchange and IIROC and disseminating the release through a national wire service (with respect to material announcements or announcements involving financial results). The Company may also use other distribution channels so as to effect broad dissemination to the public. With the exception of Material Changes requiring immediate disclosure, news releases will be released outside of market hours whenever possible.

The Company recognizes that posting information to its website will not, by itself, ordinarily satisfy the “generally disclosed” requirement of securities legislation. However, the Company will post to its website press releases disclosing Material Information and shall provide a link to SEDAR, for access to all material documents regarding the Company.

4.
Forward-Looking Information

Subject to the approval and disclosure procedures provided elsewhere in this policy, the Company may provide limited forward-looking information to enable shareholders and the investment community to better evaluate the Company and its strategy, prospects and opportunities. The Company will ensure that such statements are identified as forward-looking. Moreover, such statements will be accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statements and a description of the factors or assumptions that were used in making the forward-looking statements.

As required under applicable laws, the Company will update forward-looking statements which continue to be material or which change materially over time.

5.
Correction of Selective or Inaccurate Disclosure

If previously Undisclosed Material Information has been inadvertently disclosed to an analyst or any other person or if Material Information that has been disclosed previously is revealed to be inaccurate or incomplete, the Undisclosed Material Information or the information required to correct any inaccuracy in previously disclosed Material Information must be publicly disclosed immediately by way of press release. The Exchange should be contacted and, as need be, a halt in trading in the Company securities should be requested pending the issuance of the press release. Pending the public release of the Material Information, the parties who have knowledge of the information should be advised that the information is material and has not been generally disclosed.

6.
Rumors

Rumors can cause unusual market activity. The Company will respond consistently to market rumors in the following manner: “it is our policy not to comment on market rumors or speculation”. If market activity indicates that trading is being unduly influenced by rumors, the Exchange may request, or the Company may determine, that a clarifying statement be made through a press release. A trading halt may be instituted or requested pending an announcement by the Company. If the rumor is true, either in whole or in part, immediate disclosure of Undisclosed Material Information will generally be required. The determination to make disclosure will be made by the Information Officer and, if necessary, by the directors.

7.
Contact with Significant Investors, Analysts and Others; Analyst Reports

The Company recognizes that meetings with significant investors, analysts and other market participants are an important element of the Company’s investor relations program. The Company will meet with investors, analysts and other market participants on an individual or small group basis (including participating in industry conferences) as needed and will initiate contacts or respond to calls in a timely, consistent and accurate fashion in accordance with the requirements of this policy. The Company recognizes, however, that private meetings carry with them the risk of inadvertent selective disclosure.

In the event that analyst reports are prepared with respect to the activities and prospects of the Company, the Directors of the Company should avoid getting involved in the content of an analyst’s report, except to correct factual errors. Confirmation of or attempting to influence an analyst’s opinions or conclusions may be considered to be selective disclosure by the Company. “No comment” is an acceptable answer to questions that cannot be answered without violating the rule against selective disclosure. With regard to responding to financial models or drafts of analyst’s reports, it is the Company’s policy to review, on request, the model or report for publicly disclosed factual content only and to give guidance only when assumptions have been made on the basis of incorrect public data. It is imperative that the control of this process be centralized through the Directors of the Company. The Company should confirm in writing that its review has been limited to publicly available factual information and detail what information (if any) has been provided. The Company will not confirm, or attempt to influence, an analyst’s opinions or conclusions and will not express comfort with an analyst’s model or earnings estimate. Meetings with analysts may include general discussions regarding the Company’s prospects, business environment, management philosophy and long-term strategy but should avoid discussions regarding non-publicly disclosed Material Information.

The Company may provide copies of analyst reports to persons outside of the Company. However, the Company will not post such reports on its website but may provide information on how to access these reports.

The Company will consider including in its regular periodic disclosures (such as its quarterly and annual management’s discussion and analysis disclosure) details about topics of interest to analysts, investors and other market participants as a means of providing more information to the marketplace generally and limiting its “selective disclosure” risks.

8.
Notification of Market Surveillance

When the Exchange is open for trading, advance notice of a press release announcing Material Information must be provided to the market surveillance department (or similar department) of IIROC and the Exchange to determine if a halt in trading is necessary to provide time for the market to digest the news. When a press release announcing Material Information is issued outside of trading hours, the market surveillance department of IIROC should be notified before the opening of the market. Copies of all press releases should be supplied to the market surveillance department of IIROC and to the relevant securities regulators immediately.

9.
Disclosure Record

The Information Officer and directors of the Company will maintain, or cause to be maintained, a file containing all public information about the Company. This includes news releases, brokerage research reports, if any, reports in the press and notes, if any, from meetings with analysts, significant investors and other market participants.

10.
Electronic Communications; the Company Website

This policy also applies to electronic communications, including the Company’s website or social media posts. Accordingly, the Directors of the Company are also responsible for electronic communication of Material Information.

Disclosure on the Company’s website or by social media posts alone does not constitute adequate disclosure of information that is considered Undisclosed Material Information. Any disclosure of Material Information on the website will be preceded by the issuance of a press release.

In order to ensure that no Undisclosed Material Information is inadvertently disclosed, directors and officers of the Company may not participate in Internet chat rooms or newsgroup discussions on matters pertaining to the Company’s activities or its securities. Directors and officers who encounter a discussion pertaining to the Company should advise the Information Officer promptly, so that discussion may be monitored, if determined appropriate.

The Company will not host or link to chat rooms, bulletin boards or news groups; however, the Company may link to analyst reports on the Company on its website.

PART II

CONFIDENTIALITY

11.
When Information May Be Kept Confidential

Where the immediate disclosure of Material Information would be unduly detrimental to the interest of the Company, its disclosure may be delayed and kept confidential temporarily. Keeping information confidential can only be justified where the potential harm to the Company or to investors caused by immediate disclosure may reasonably be considered to outweigh the undesirable consequences of delaying disclosure and where confidentiality of the information is maintained.

Examples of circumstances in which disclosure might be unduly detrimental to the interests of the Company include: (a) where the release of information would prejudice the ability of the Company to pursue specific and limited objectives or to complete a transaction that is underway; (b) where the disclosure of the information would provide competitors with confidential information that would be of significant benefit to them or would undermine the competitive position of the Company; and (c) where the disclosure of information concerning the status of ongoing negotiations would prejudice the successful completion of those negotiations.

All decisions to keep Material Information confidential must be made by the Information Officer or, if necessary, by the directors of the Company. In such circumstances, the Company will comply with any obligation to make a confidential filing with applicable securities regulators and maintain confidentiality of the information.

12.
Access to Confidential Information

Employees will be given access to confidential information on an “as needed” basis only and must not disclose that information to anyone except with the prior approval of a director or officer of the Company and where such disclosure is in the necessary course of business (e.g., discussions with the Company’s bankers or advisers where the disclosure of the confidential information is necessary and the persons receiving it understand that it to be kept confidential). Other circumstances where disclosure may be considered in the “necessary course of business” may include communications with: (i) vendors, suppliers or strategic partners; (ii) employees, officers and directors; (iii) lenders, legal counsel, auditors, financial advisors and underwriters; (iv) parties to negotiations; (v) labour unions and industry associations; (vi) government agencies in non-governmental regulators; and (vii) credit rating agencies. Selective disclosure of Material Information to an analyst, institutional investor or other market professional is not generally considered in the “necessary course of business”.

Employees must not discuss confidential information in situations where they may be overheard or participate in discussions regarding decisions by others about investments in the Company.

13.
Disclosure of Confidential Information

In the event that confidential information, or rumors respecting the same, is divulged in any manner (other than in the necessary course of business), the Company is required to make an immediate announcement on the matter. IIROC and the Exchange must be notified of the announcement in advance in the usual manner.

14.
Disclosure of Information to Outsiders

Before a meeting with other parties at which Undisclosed Material Information of the Company may be discussed in compliance with this policy, the other parties should be told that they must not divulge that information to anyone else, other than in the necessary course of business, and that they may not trade in the Company’s securities until after the information is publicly disclosed and a reasonable period of time for its dissemination has passed. In such circumstances, the feasibility of having such parties enter into a confidentiality agreement with the Company should be considered.

PART III

TRADING POLICY

15.
Purpose of the Policy

This policy of the Company prescribes rules for directors, officers and employees of the Company with respect to trading in securities of the Company by them when there is Undisclosed Material Information. Strict adherence to this policy will promote investor confidence in securities of the Company by assuring to the investing community that persons who have access to Undisclosed Material Information will not make use of it by trading in securities of the Company before the information has been disclosed and properly disseminated.

16.
General Prohibition

In accordance with the prohibition set forth by applicable securities laws, no directors, officers or employees may trade in the securities of the Company when they are aware of Undisclosed Material Information, regardless of whether or not a specified Blackout Period has been imposed. Persons possessing such Undisclosed Material Information may trade during a window only after one business day following the widespread public news release of the Undisclosed Material Information.

In addition, directors, officers or employees are prohibited from informing, or “tipping”, anyone else about that information, or informing anyone else about an imposed Blackout Period. Anonymous disclosure of information is also prohibited.

This prohibition extends to other securities whose price or value may reasonably be expected to be affected by changes in the price of the Company’s securities and includes the granting or exercise of stock options.

Rapid buying and selling by directors, officers or employees of the Company’s securities is strongly discouraged because of the possible perception of trading on Undisclosed Material Information.

17.
Blackout Periods and Trading Windows

The Company will use reasonable efforts to notify Directors, officers, employees and other Restricted Persons when a general Blackout Period is in effect. However, it is the obligation of every Director, officer, employee and other Restricted Person to ensure, prior to affecting a trade, that a Blackout Period is not in effect or such person is not otherwise restricted from trading in securities of the Company. In the event that a Director, officer, employee and other Restricted Person is unsure whether they may trade in securities of the Company, they should contact the Information Officer to determine if a general Blackout Period is in effect or if the Director, officer, employee and other Restricted Person is in possession of Undisclosed Material Information.

Provided that no other Blackout Period is in effect, Restricted Persons may trade in securities of the Company only during the period beginning after the close of business one day following widespread public release of quarterly or year-end financial results and ending at the close of trading on the earlier to occur of the fifth day preceding a meeting of the board of directors of the Company or the Audit Committee to approve any distribution or earnings press release or any financial statements reflecting the Company's operating results. However, such trading windows may be modified from time to time.

18.
Undisclosed Material Information of Other Companies

Where directors, officers or employees become aware of Undisclosed Material Information concerning another public company, they may not trade in the securities of that company until the information is publicly disclosed and a reasonable period of time for its dissemination has passed. Generally, a “reasonable period of time” will be one business day; however, it may be shorter or longer depending upon the particular market following of that other company. An Information Officer should be consulted to determine what would be a “reasonable period of time” in the circumstances.

19.
Restricted Persons

Restricted Persons are prohibited from trading whenever there are Pending Material Developments, even if they are unaware of the details of the same. In the circumstances where there are Pending Material Developments with respect to the Company, a communication will be sent to all Restricted Persons, as well as to other Employees, if it is determined appropriate, informing them of the Blackout Period with respect to such Pending Material Development at which time they shall cease trading until further notice. No reason for the trading restriction will be provided.

Transactions that may be necessarily justifiable for independent reasons (as in a family emergency situation) are no exceptions to the restrictions set forth in this policy.

The Information Officer will make the determination as to when a pending transaction would constitute a Pending Material Development. As guidance, a Blackout Period must at least commence once negotiations on a proposed transaction have progressed to a point where it reasonably could be expected that the market price of the Company’s securities would materially change if the status of the transaction were publicly disclosed.

20.
Insider Trading Reports

Pursuant to the National Statement 55-104, (“reporting insiders”) are required to file insider trading reports within 5 days of a change in their ownership position in any securities of the Company. This includes the grant of options or other convertible securities to such persons or the exercise by them of such options or convertible securities. Such persons are also required to file on SEDI an “initial” insider report upon such person becoming an insider (an initial report is not required, however, when a person becomes an insider if he/she has no direct or indirect beneficial ownership, control or direction over securities of the Company). If a person falls into one of these categories, that person likely will be required to file insider trading reports in other provinces and should consult the Information Officer as soon as possible whenever the individual trades securities to confirm his/her statutory obligations.

All Restricted Persons must notify the Information Officer prior to entering into any transaction in the securities of the Company to obtain its consent before completing such transaction. A Restricted Person may not trade in the securities of the Company without such consent.

21.
Short Sales, Puts, Calls and Options

No Employee or Restricted Person shall sell the securities of the Company short or buy puts underlying the Company’s securities.

22.
Penalties

When Employees or other Restricted Persons violate this policy, it causes harm to the reputation to the Company and undermines investors’ confidence in the Company. As a result, the Company may take its own disciplinary actions, which could result in termination of employment or implementation of a probationary period. The Company is also entitled to pursue legal remedies through the courts. If appropriate, the Company will also report the matter to the appropriate regulatory authorities.

The prohibition against trading on (or informing others with respect to) Undisclosed Material Information as set forth in Canadian securities legislation can be enforced by securities regulators through a wide range of penalties, including: (a) fines and penal sanctions; (b) civil actions for damages; (c) an accounting to the Company for any benefit or advantage received; and (d) administrative sanctions by securities commissions, such as cease trade orders and removal of exemptions.

23.
Policy Review and Oversight

The Information Officer shall have overall responsibility for developing and implementing this policy, monitoring the effectiveness of and compliance with this policy and informing the Company’s directors, officers and employees about the policy.

The Company will review this policy annually to ensure that it is achieving its purpose and remains current based on the activities of the Company at the time of review. Based on the results of the review, the policy may be revised accordingly. The Chairman of the Compensation Committee shall be responsible for initiating the annual review. Any changes to this policy shall be approved by the board of directors.

SCHEDULE “A”

DEFINITIONS

“Blackout Period” means the period during which Employees and other Restricted Persons are prohibited from trading in the Company’s securities;

“Directors of the Company” means the individuals who are responsible for communicating with analysts, the news media and investors and ensuring that other Employees do not communicate confidential information about the Company;

“Employees” means all individuals currently employed by the Company and its subsidiaries who may become aware of Undisclosed Material Information;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“Information Officer” means the Chief Executive Officer or, as an alternative, the Chief Financial Officer of the Company;

“Material Change” means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company and includes a decision to implement the change by the directors of the Company or by senior management of the Company who believe that confirmation of the decision by the directors is probable;

“Material Fact” means a fact that significantly affects or would reasonably be expected to have a Significant effect on the market price or value of the Company’s securities;

“Material Information” means any Material Fact or Material Change;

“Pending Material Developments” means a proposed transaction of the Company that would constitute Material Information, however, a decision to proceed with the transaction has not been made by the directors or by senior management, although there is an expectation of concurrence from the directors;

“Restricted Persons” means:

(a)
directors and officers of the Company and its subsidiaries; and

(b)
Employees of the Company and its subsidiaries; and

(c)
a person employed by the Company and its subsidiaries or retained by it on a professional or consulting basis; and

(d)
affiliates or associates of the Company and its subsidiaries; and

(e)
a person proposing to become a party to a reorganization, amalgamation, merger, or similar business relationship with the Company and its subsidiaries; and

(f)
a person who receives specific confidential information from a person previously described.

“Undisclosed Material Information” means Material Information pertaining to the Company that has not been publicly disclosed or information that has been publicly disclosed, but a reasonable period of time for its dissemination has not passed.

SCHEDULE “B”

EXAMPLES OF POTENTIALLY MATERIAL INFORMATION

The following are examples of the types of events or information which may be material to the Company. This list is not exhaustive and is based on the examples provided by National Policy 51-201 and in the policies of the Exchange.

Changes in Corporate Structure

• changes in share ownership that may affect control of the Company

•
major reorganizations, amalgamations, or mergers

• take-over bids, issuer bids, or insider bids

Changes in Capital Structure

• public or private sale of additional securities

• planned repurchases or redemptions of securities

•
planned splits of common shares or offerings or warrants or rights to buy shares

• any share consolidation, share exchange, or stock dividend

• changes in the Company’s dividend payments or policies

•
the possible initiation of a proxy fight

• material modifications to rights of security holders

Changes in Financial Results

• a significant increase or decrease in near-term earnings prospects

•
unexpected changes in the financial results for any periods

• shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write- downs

• changes in the value or composition of the Company’s assets

•
any material change in the Company’s accounting policy

Changes in Business and Operations

• any development that affects the Company’s resources, services or markets

•
a significant change in capital investment plans or corporate objectives

• labour disputes or disputes with major suppliers or clients

• significant new contracts, beyond the normal course of business; or services

• losses of significant contracts or business

•
changes to the Board of Directors or executive management, including the departure of the Company’s CEO, COO, Chairman or CFO (or persons in equivalent positions).

•
the commencement of, or developments in, material legal proceedings or regulatory matters

•
waivers of corporate ethics and conduct rules for officers, directors, and other key employees

•
any notice that reliance on a prior audit is no longer permissible

•
de-listing of the Company’s securities or their movement from one quotation system or exchange to another

Acquisitions and Dispositions

• significant acquisitions or dispositions of assets, property or joint venture interests

•
acquisitions of other companies including a take-over bid for, or merger with, another company

Changes in Credit Arrangements

•
the borrowing or lending of a significant amount of money, outside the normal course of business

•
any mortgaging or encumbering of the Company’s assets, outside the normal course of business

• defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors

• changes in rating agency decisions, if any

•
significant new credit arrangements

Other

• any other developments relating to the business and affairs of the Company that would reasonably be expected to significantly affect the market price or value of any of the Company’s securities or that would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions